Exhibit 2.23

AMENDED AND RESTATED

TAX SHARING AGREEMENT

This Amended and Restated Tax Sharing Agreement (the “Agreement”) by and between Palm, Inc., a Delaware corporation (“Parent”) and its subsidiary PalmSource, Inc., a Delaware corporation (“Subsidiary”) is executed and effective on June 3, 2003 (the “Effective Date”), and amends and restates the Amended Tax Sharing Agreement between Parent and Subsidiary dated August 8, 2002.

RECITALS

WHEREAS, Parent is the parent of an affiliated group of corporations, as defined in section 1504(a) of the Internal Revenue Code of 1986, as amended (the “Code”), of which the Subsidiary is a member; and

WHEREAS, Parent on behalf of its affiliated group, has filed for previous taxable years consolidated federal income tax returns in accordance with section 1501 of the Code and is required to file consolidated federal income tax returns for subsequent taxable years;

WHEREAS, Subsidiary plans to issue new shares of its common stock to outside investors and possibly also in an initial public offering;

WHEREAS, following such issuances of Subsidiary common stock, Parent may distribute all of its stock in Subsidiary to Parent’s shareholders in a transaction qualifying as a tax-free distribution under Section 355 of the Code (the “Distribution); and

WHEREAS, the parties wish to provide for the allocation among them of their consolidated federal income tax liability, state and local income tax liability, various other federal and state tax liabilities, and certain related matters.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants and agreements contained herein, the parties agree as follows:

1. Definitions.

For purposes of this Agreement, the terms set forth below shall be defined as follows:

(a) “Consolidated Returns” means any consolidated, combined or unitary Tax Returns filed by Parent with respect to United States federal, state or local Taxes, including Taxes imposed or based on net income, net worth or gross receipts.

(b) “Group” shall mean Parent (as hereinafter defined), the Subsidiary, and all other corporations (whether now existing or hereafter formed or acquired) that are required to join with Parent in filing a consolidated federal income tax return.

(c) “Group Tax Liability” shall mean the consolidated tax liability of the Group reported on a Group’s Consolidated Return.

(d) “Member” shall mean any corporation that is included in the Group, or any successor to such corporation. “Member” shall also include the Subsidiary after the Distribution with respect to the Subsidiary’s inclusion in Consolidated Returns.

(e) “Palm Source Business” shall have the meaning given in the Master Separation Agreement between Parent and Subsidiary effective as of December 3, 2001.

(f) “Parent” shall mean (i) Parent  , (ii) any successor common parent corporation described in Treas. Reg. §1.1502-75(d)(2)(i) or (ii), or (iii) any corporation as to which Parent (or successor corporation described in clause (ii) hereof) is the “predecessor” within the meaning of Treas. Reg. §1.1502-1(f)(4), if such corporation acquires Parent (or a successor corporation described in clause (ii) hereof) in a “reverse acquisition” within the meaning of Treas. Reg. §1.1502-75(d)(3).

(g) “Separate Return Tax Liability” shall mean with respect to any taxable year the hypothetical tax liability of each Member determined on a pro forma basis as if the Member had filed its own separate tax return for such year (and for every taxable year or period prior thereto in which the Member was a Member), and calculated by (i) taking into account only losses, credits, carryovers of losses and credits from prior or subsequent years, and other tax attributes of the Member (determined in the case of income taxes without reference to the effect of the application of the consolidated return regulations on the Member’s attributes), all of which attributes are subject to the limitations of the Code or other applicable law that would have been applicable had the Member filed a separate tax return for all taxable years relating to the computation, (ii) in the case of income taxes imposing a tax on the taxable income of the Member at a rate equal to the marginal rate specified by the Code or applicable state or local law for the taxable year under each applicable tax provision (including without limitation the taxes imposed under Sections 11, 55 and 1201(a) of the Code), without surtax exemptions, and (iii) employing the methods and principles of accounting, elections and conventions that are used by the Group. The Separate Return Tax Liability of a Member shall include any interest or penalties that would have been shown as due had such Member filed a separate tax return for the taxable year or period in accordance with this subparagraph (g).

For purposes of determining the Separate Return Tax Liability of a Member, the following special rules shall apply:

(i) Any carryover of loss or credit existing on December 3, 2001 that arose in a taxable year in which Subsidiary was a Member will be deemed to be an attribute of Parent for all purposes under this Agreement and shall not be used in calculating such Member’s Separate Return Tax Liability;

(ii) For purposes of calculating Member’s Separate Tax Liability, any deduction of Member attributable to the exercise of options to buy Parent stock shall be deemed an attribute of Member provided that Member shall pay Parent for Parent stock issued upon exercise of options by Member employees and independent contractors.

(iii) Parent may from time to time establish any other special rules that Parent in its sole discretion deems necessary or appropriate to carry out the purposes of this Agreement.

(iv) Any Taxes imposed on Parent resulting from the transfer or allocation of assets to Member shall be deemed to be the liability of Member.

(v) The Separate Return Tax Liability of Subsidiary shall include all Taxes relating to, arising out of or resulting from the conduct of the PalmSource Business on or after December 3, 2001.

(h) “Taxes” means all federal, state, local and foreign income, profits, franchise, sales, use, occupation, property, severance, excise, payroll, withholding and any other taxes (including interest and penalties thereon).

(i) “Tax Returns” means all returns, reports and information statements (including all exhibits and schedules thereto and including amendments) required to be filed with a taxing authority with respect to any Taxes.

2. Filing Of Returns.

(a) Parent shall, on a timely basis, file or cause to be filed, Consolidated Returns and estimated tax returns for each taxable year during the term of this Agreement and shall pay in full any tax shown as due thereon. Each Member shall execute and file such consents, elections, and other documents as may be required or appropriate for the proper filing of such returns. Each Member shall also maintain such books and records and provide such information as Parent may request in connection with the matters contemplated by this Agreement.

(b) Parent shall have the right, in its sole discretion, to (i) make any elections which are employed in the filing of such Consolidated Returns, including any elections denominated as such in the Code such as choice of methods of accounting and depreciation; (ii) determine the manner in which such returns shall be prepared and filed, including without limitation, the manner in which any item of income, gain, loss, deduction or credit shall be reported; (iii) contest, compromise or settle any adjustment or deficiency proposed, asserted or assessed as a result of any audit of any such returns; (iv) file, prosecute, compromise or settle any claim for refund; (v) determine whether any refunds to which the Group may be entitled shall be paid by way of refund or credit against the tax liability of the Group and (vi) allocate Tax assets and attributes including losses, credits and earnings and profits.

(c) Upon formation or acquisition of a corporation that is a Member of the Group, Parent shall cause such corporation to execute and be bound by this Agreement as of the first date on which such corporation becomes a Member of the Group. Parent shall accept delivery, as agent of each Member of the Group, of the counterpart of this Agreement executed by such corporation.

(d) The Group will jointly file state and local Tax Returns, including returns for Tax periods beginning before and ending after the Distribution, on a combined, consolidated, unitary, or other method that Parent determines appropriate and beneficial for the Group. In the event any such state or local Tax Returns are filed, the provisions of this Agreement (including those relating to allocation, preparation, filing, payment, indemnification, information, and tax audits) shall be applied as is appropriate in the context of the applicable state and local Tax laws as determined in the discretion of Parent. The provisions of this Agreement also apply to any other Taxes of the Group.

(e) In the event of the Distribution of Subsidiary stock by Parent, Subsidiary shall have the right to review and consent to Consolidated Returns which include Subsidiary and are filed after the Distribution, provided that such consent shall not be unreasonably withheld.

3. Payments.

For each taxable year of the Group with respect to which a Consolidated Return is filed, the Members of the Group shall make payments to Parent in the following manner:

(a) Each Member shall pay to Parent the amount of such Member’s Separate Return Tax Liability not later than forty-five (45) days after the date on which the relevant tax return is required to be filed (taking account of any extensions thereof).

(b) In the case of income taxes, each Member shall pay to Parent (provided that Parent, in its sole discretion, may waive payment or permit later payment), not later than forty-five (45) days after the date such Member would be required to make payment of estimated income taxes were such Member to file a separate income tax return for the taxable year (including any payment due at the time any extension of time for the filing of such hypothetical return is obtained), an amount, as determined by Parent in a manner consistent with paragraph 1(g), equal to the portion of such Member’s Separate Return Tax Liability that would be due were such Member to file a separate income tax return for the taxable year. Any payments made by a Member to Parent under this subparagraph (b) with respect to a taxable year shall be applied to reduce the amount, if any, owing by the Member under subparagraph (a) of this paragraph 3 with respect to income taxes due for such year. Any excess of such payments over the amount determined under subparagraph (a) of this paragraph 3 for such year shall be repaid by Parent to the Member not later than forty-five (45) days after the date on which the appropriate Group income tax return is filed or, to the extent that such excess represents all or a part of a tax refund claimed by the Group, not later than forty-five (45) days after the receipt of such refund.

4. Changes in Tax Liability.

(a) If with respect to any taxable year (i) the Group files an amended Consolidated Return reporting a consolidated tax liability different from the Group Tax Liability, (ii) the Group Tax Liability or any Member’s tax liability is adjusted and such adjustment is a part of a final “determination” as the term is defined in section 1313(a) of the Code or similar provisions of applicable law, or (iii) the Group is assessed and pays income taxes in excess of the Group Tax Liability by reason of any of the events specified in section 6213(b) or (d) of the Code or similar provisions of applicable law, then the amounts of the payments required under paragraph 3 shall be recomputed, subject to the limitations of subparagraph (c) of this paragraph 4, to give effect to such amended return, adjustment or assessment, as the case may be. Each Member shall then pay to Parent, or Parent shall then pay to each Member, as the case may be, any difference between the amounts determined by such recomputation and the amounts previously paid. Such payments shall be made no later than (i) where an additional payment of tax by the Group is due as a result of such amended return, adjustment or assessment, the later of (a) forty-five (45) days after the date of which such additional payment of tax is due and (b) forty-five (45) days after the date on which Parent notifies a Member of the amount of payment due from such Member pursuant to this subparagraph (a); or (ii) where the Group receives a refund arising from such amended return or adjustment, forty-five (45) days after the receipt of such refund.

(b) If with respect to any taxable year the Group files an amended Consolidated Return reporting a consolidated tax liability identical to the Group Tax Liability, then the amounts of the payments required under paragraph 3, subject to the limitations of subparagraph (c) of this paragraph 4, shall be recomputed to give effect to such amended return. Not later than forty-five (45) days after the filing of such amended return, each Member shall pay to Parent, or Parent shall pay to each Member, as the case may be, any difference between the amounts determined by such recomputation and the amounts previously paid.

(c) Subsidiary will elect under section 172(b)(3) of the Code or similar provisions of other applicable tax laws to forego the ability to carry back any loss, credit or similar tax attribute recognized after the Distribution to tax periods ending on or before the Distribution. If with respect to any taxable year a Member realizes a loss or credit that would be permitted under the Code or other applicable tax law (taking into account any election under section 172(b)(3) of the Code or similar provisions of other applicable tax laws) to be carried to one or more taxable years that precede such taxable year if such Member had filed a separate tax return for all such taxable years, then the amounts of the payments required under paragraph 3 for such taxable years shall be recomputed to give effect to such carryback; provided, however, that, notwithstanding subparagraphs (a) and (b) of this paragraph 4, no such recomputation shall be made with respect to any loss or credit carried back to a taxable year beginning before December 3, 2001, or, if later, a taxable year in which the Member was not a Member; provided, further, that no loss or credit that could be carried back to a taxable year beginning before December 3, 2001 in which the Member was a Member shall be considered in determining the Member’s Separate Return Tax Liability for any other year. Each Member shall pay to Parent, or Parent shall pay to each Member, as the case may be, any difference between the amounts determined by such recomputation and the amounts previously paid not later than forty-five (45) days after the date on which the Group’s federal income tax return for the taxable year is filed, or to the extent that such difference represents all or part of a tax refund claimed by the Group, not later than forty-five (45) days after the receipt of such refund.

(d) The parties recognize that a recomputation under subparagraphs (a), (b) or (c) of this paragraph 4 of the amounts of the payments required under paragraph 3 for any taxable year will not necessarily be the final determination of the amounts of such payments for such year, and the amounts of such payments may be recomputed more than once.

(e) In the event that a change in the tax liability of the Group arising from an amended return, adjustment or assessment described in subparagraph (a) of this paragraph 4 results or will result in the receipt of payment of interest, or the payment or recovery of penalties in excess of the aggregate interest or penalties included in determining the aggregate Separate Return Tax Liability of all of the Members, such interest or penalties shall be allocated to each Member as follows: The total amount of such excess interest or penalty shall be multiplied by a fraction, the denominator of which is the amount of the change in the Group Tax Liability on which the interest or penalty is computed, and the numerator of which is the amount of the change in the Member’s allocated tax liability, in both cases with respect to the most recent prior computation of the Group Tax Liability and the Member’s Separate Return Tax Liability. Each Member shall pay to Parent, or Parent shall pay to each Member, as the case may be, the excess interest or penalties allocated to each Member pursuant to this subparagraph 4(e) at the same time the amounts payable pursuant to subparagraph (a) of this paragraph 4 become payable.

(f) Except as provided in paragraph 6, payments made pursuant to subparagraphs (a), (b), (c), (d) or (e) of this paragraph 4 shall not themselves bear interest.

5. Indemnification.

(a) Subsidiary shall indemnify and hold harmless Parent against the amount of any and all liability, loss, expense or damage Parent may suffer or incur as a result of any or all claims, demands, costs or expenses (including, without limitation, attorneys’ and accountants’ fees), interest, penalties or judgments made against it arising from or incurred in relation to (i) any failure of Subsidiary to pay any amount to Parent with respect to Subsidiary’s obligations under paragraphs 3 and 4 of this Agreement; (ii) the failure of the Subsidiary to comply with its obligations under subparagraph (a) of paragraph 3 of this Agreement; (iii) any and all Taxes (other than Taxes in respect of Consolidated Returns) due or payable by Subsidiary for any taxable year or Tax period beginning before, on or after December 3, 2001; (iv) any Taxes in the nature of transfer Taxes incurred on any transfer of assets by Parent or any of its subsidiaries to Subsidiary or any of its subsidiaries; (v) any Taxes resulting from the application of Section 355(e) of the Code or similar provisions of other applicable law to the Distribution as a result of an acquisition of Subsidiary stock; (vi) any Taxes resulting from any action or failure to act by Subsidiary, or any condition known to Subsidiary to exist (and not known to Parent to exist), which action, failure to act or condition causes any representation made in Parent’s Request for Ruling dated June 6, 2002 and submitted to the Internal Revenue Service or any representation made in subsequent communications with the Internal Revenue Service to be untrue; and (vii) any unemployment, social security, medicare or other payroll Tax and any employee income withholding Tax relating to the business conducted by Subsidiary, including Taxes relating to periods or portions of periods prior to December 3, 2001.

(b) Parent (i) shall indemnify and hold harmless Subsidiary against the amount of any and all liability, loss, expense or damage Subsidiary may suffer or incur as a result of any or all claims, demands, costs or expenses (including, without limitation, attorneys’ and accountants’ fees), interest, penalties or judgments made against it arising from or incurred in relation to all taxes in respect of all Consolidated Returns other than those taxes for which Subsidiary is responsible under this Agreement and (ii) shall make any payment, remove any lien and take any action reasonably necessary to prevent Subsidiary from incurring such liabilities, losses, expenses or damages. Subsidiary shall not be entitled to indemnification by Parent pursuant to this paragraph 5 unless such Subsidiary has made all payments required of it pursuant to paragraphs 3 and 4 of this Agreement and fully complied with subparagraph (a) of paragraph 3 of this Agreement.

(c) Payment pursuant to the indemnity provided in this paragraph 5 shall be made within forty-five (45) days of notice that a payment requiring indemnification under this paragraph 5 has been made by the Parent or the Subsidiary.

(d) If the receipt or accrual of any payment under this Agreement is subject to any Tax and/or generates any Tax benefit, the payor shall adjust the amount of the payment so that the total amount received by the payee, adjusted by applicable Taxes and/or Tax benefits, equals the amount of the required payment.

6. Default Interest.

Where payment required by this Agreement to be made from one party to another is not made within the time provided, the amount not timely paid shall bear interest at the rate established pursuant to section 6621(a)(2) of the Code.

7. Termination of Affiliation.

In the event that a Member other than Parent ceases to be included in the Group but continues to be a corporation subject to federal income tax (other than in the case of Subsidiary ceasing to be included in the Group by reason of the Distribution), this Agreement shall terminate with respect to such Member and the parties shall enter into a tax sharing and indemnification agreement as mutually agreed upon.

8. Resolution of Disputes.

(a) Any dispute or ambiguity concerning the amount of any payment provided for under this Agreement shall be resolved by Parent in a manner consistent with the principles and procedure set forth in this Agreement. The judgment of Parent shall be conclusive and binding upon each of the parties to this Agreement.

(b) Notwithstanding Section 8(a), in the event of the Distribution of Subsidiary stock by Parent, disputes arising between Subsidiary and Parent under this Agreement after the Distribution shall be resolved by the procedure specified in Section 4.7 of the Master Separation Agreement between Parent and Subsidiary effective as of December 3, 2001.

9. Effective Date.

This Agreement shall be effective as of the Effective Date.

10. Information and Expenses; Tax Audits.

(a) Parent is authorized to retain accountants and attorneys for the purpose of preparing the Group’s Tax Returns provided for herein, and Subsidiary agrees to pay all costs incurred by Subsidiary in furnishing records, documents or information in the form requested by Parent in connection with the preparation of any such returns. Subsidiary shall promptly forward to Parent any notice relating to any Consolidated Return. Each of Parent and Subsidiary shall promptly (i) forward to the other party any notice relating to any Tax for which the other party might be responsible and (ii) provide the other party with such records, documents and information as the other party shall request in connection with the preparation of such returns or in connection with any dispute with the IRS or any other taxing authority. Each of Parent and Subsidiary shall retain all Tax returns, schedules, work papers and other Tax records relating to matters or periods covered by this Agreement until the expiration of the statute of limitations applicable to such underlying Taxes.

(b) Parent shall be authorized to retain accountants and attorneys for the purpose of preparing any of the refund claims provided for herein, and for representation in connection with any Subsidiary disputes with the IRS or any other taxing authority, including any Subsidiary dispute arising after the Distribution to the extent such post-Distribution disputes relate to Consolidated Returns. Parent shall have sole and complete authority to control and resolve any dispute relating to any Consolidated Return with the IRS or any other taxing authority, provided that in the event of the Distribution, Parent may not enter into any dispute settlement which would materially increase Subsidiary’s liability under this Agreement without Subsidiary’s consent, which consent shall not be unreasonably withheld. Subsidiary hereby delegates Parent its agent and attorney-in-fact for the purpose of filing Group Tax Returns and contesting Group Tax disputes. In cases where the action taken is specific to Subsidiary or where Subsidiary has agreed that the action taken is appropriate, Subsidiary agrees to pay the costs reasonably allocated to it by Parent of employing such attorneys and accountants (including associated court costs), and to bear the costs incurred by it in furnishing records, documents and testimony in connection with any such matter.

11. Miscellaneous Provisions.

(a) This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supercedes all prior written, oral or implied understandings, representations and agreements among the parties with respect thereto. No alteration, amendment, or modification of any of the terms of this Agreement shall be valid unless made by an instrument signed in writing by an authorized officer of each party.

(b) This Agreement shall be binding upon and inure to the benefit of each party hereto, its respective successors and assigns, and each Member of the Group not a party hereto.

(c) This Agreement is not intended to benefit any person other than the parties hereto, each of their respective successors and assigns, and Members of the Group not a party hereto. No person not (i) a party, (ii) a party’s successor or assign or (iii) a Member of the Group shall be a third party beneficiary hereof.

(d) This Agreement shall be governed by, interpreted and enforced in accordance with the laws of the State of California (regardless of the laws that might be applicable under principles of conflicts of laws).

(e) This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(f) The descriptive headings of the paragraphs of this Agreement are inserted for convenience only and shall not constitute a part hereof.

(g) Any notice or other communication required or permitted under this Agreement shall be in writing and shall be personally delivered or sent by certified or registered United States mail postage prepaid, to the parties at the following addresses (or at such other address as a party may specify by notice to the others):

If to Parent:

Palm, Inc.

400 N. McCarthy Blvd.

Milpitas, CA 95035

Attention: Director of Tax & Trade

If to Subsidiary:

PalmSource, Inc.

1240 Crossman Avenue

Sunnyvale, CA 94089

Attention: Chief Financial Officer

Any such notice or communication shall be effective and be deemed to have been given as of the dates delivered or mailed, as the case may be; provided that any notice or communication changing any of the addresses set forth above shall be effective and deemed to have been given only upon its receipt.

(h) Where the context so requires, the word “person” shall include a corporation, firm, partnership or other form of association or entity.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be effective as of the Effective Date.

PALM, INC.		PALMSOURCE, INC.

By:	/s/ R. TODD BRADLEY	By:	/s/ DAVID C. NAGEL

Name:	R. Todd Bradley	Name:	David C. Nagel

Title:	President & CEO	Title:	CEO